Preliminary Results of TeliaSonera's Mandatory Redemption Offer

STOCKHOLM, Sweden, Feb. 5, 2003 (PRIMEZONE) -- TeliaSonera (SSE:TLSN) (HEX:TLS1V), (Nasdaq:TLSN) today announced, based on preliminary calculations as of February 5, 2003, shareholders of Sonera (HEX:SRA), including shares represented by American depositary shares (ADSs), and warrants in Sonera, representing 4.4 percent of the shares and votes in Sonera, after full dilution, have accepted TeliaSonera's mandatory redemption offer for all of the remaining shares, including shares represented by ADSs, and warrants in Sonera. Following the completion of the mandatory redemption offer, which expired on January 31, 2003, TeliaSonera's total holding of securities in Sonera represents approximately 99.4 percent of the shares and votes in Sonera after full dilution.

Consideration, in the form of TeliaSonera securities, for Sonera securities tendered in the mandatory redemption offer, is expected to be delivered on February 17, 2003.

Forward-Looking Statements

This press release may contain forward-looking statements regarding TeliaSonera's mandatory redemption offer to Sonera's shareholders and warrantholders. Statements that are not strictly historical statements, including statements about TeliaSoneras and Sonera's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

TeliaSonera and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise. Restrictions on Ability of Certain Persons to Participate in the Mandatory Redemption Offer. Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People's Republic of China, Japan and New Zealand, the mandatory redemption offer, insofar as it comprises an offer of TeliaSonera securities, will not be made in any of Australia, the Hong Kong Special Administrative Region of the People's Republic of China, Japan or New Zealand.

The mandatory redemption offer will, however, insofar as it comprises an offer of cash, be made in Australia, the Hong Kong Special Administrative Region of the People's Republic of China, Japan and New Zealand. Due to restrictions under the laws of Italy and South Africa, the mandatory redemption offer, both as it comprises an offer of TeliaSonsea securities or cash, will not be made in Italy or South Africa.

Cautionary Disclaimer/Legend

On December 9, 2002, Telia announced the completion of its exchange offer for all of the outstanding shares, including shares in the form of American depositary shares, or ADSs, and certain warrants of Sonera. Effective December 9, 2002, Telia changed its name to TeliaSonera. As a result of the completion of the exchange offer, TeliaSonera, pursuant to Finnish law, commenced a mandatory redemption offer to acquire all of the outstanding shares, including shares in the form of ADSs, and warrants of Sonera were not tendered in the exchange offer. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of TeliaSonera. Any offer in the United States will only be made through a prospectus, as amended or supplemented, which is part of a registration statement on Form F4 which Telia originally filed with the U.S. Securities and Exchange Commission (the "SECo) on October 1, 2002.

Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, as it may be amended from time to time, the prospectus, including any amendments or supplements thereto, included therein and other documents relating to the offer that TeliaSonera has filed or will file with the SEC because these documents contain important information relating to the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, and any amendment thererto, as well as any documents incorporated by reference therein at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1- 800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting TeliaSonera AB, Investor Relations, SE-123 86 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera Corporation, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

For further information journalists can contact:
TeliaSonera's Press Office, phone +46 8 713 58 30

TeliaSonera, formed through a merger of Telia and Sonera in December 2002, is the telecommunications leader in the Nordic and Baltic regions. TeliaSonera's overall focus is on best serving its customers in its core business and creating value for its shareholders through stronger profits and cash flows. TeliaSonera is listed on Stockholmsborsen, Helsinki Exchanges, and NASDAQ. Pro forma sales as of December 31, 2001, totalled 80.9 billion SEK (EUR 8.9 billion) and the number of employees as of June 30, 2002, was 30,045.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://www.waymaker.net/bitonline/2003/02/05/20030205BIT01010/wkr0001.doc

http://www.waymaker.net/bitonline/2003/02/05/20030205BIT01010/wkr0002.pdf